May 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	1895 Bancorp of Wisconsin, Inc. Registration Statement on Form S-1 (Commission File No. 333-254135) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join 1895 Bancorp of Wisconsin, Inc., a Maryland corporation, in requesting the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, May 11, 2021, or as soon thereafter as practicable.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

/s/ Patricia McJoynt

Name: Patricia McJoynt Title: Managing Director

Keefe, Bruyette & Woods ● 70 West Madison, Suite 2401 ● Chicago, IL 60602

312.423.8200 ● 800.929.6113 ● Fax 312.423. 8232 ● www.kbw.com